Exhibit 5

March 27, 2006

The Board of Directors of VitalStream Holdings, Inc.
One Jenner, Suite 100
Irvine, California 92618
Re:	Registration Statement on Form S-8 filed by VitalStream Holdings, Inc. (the "Company") with respect to the VitalStream Holdings, Inc. 2001 Stock Incentive Plan (Third Amended and Restated).

Gentlemen:

               We refer you to the Company's Registration Statement on Form S-8 (the "Registration Statement") to be filed under the Securities Act of 1933, as amended, for registration of the additional 7,000,000 shares of Common Stock, $.001 par value, of the Company ("Common Stock") that may be issued by the Company pursuant to the VitalStream Holdings, Inc. 2001 Stock Incentive Plan (Third Amended and Restated) (the "Plan") as a result of the amendment of the Plan. When issued in accordance with the terms and conditions of the Plan and the terms and conditions of any governing option agreement or other award agreement and pursuant to the Registration Statement (and subject to the requirement in the Plan that the holder of options granted as a result of the amendment and exercised prior to shareholder approval of the Plan rescind such exercise if shareholder approval is not obtained by January 30, 2007), such additional 7,000,000 shares of Common Stock available for issuance pursuant to the Plan will be legally issued, fully paid and nonassessable.

               We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. In giving this consent, we do not admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the General Rules and Regulations of the Securities and Exchange Commission.
Very truly yours, /s/ Parr Waddoups Brown Gee & Loveless, PC Parr Waddoups Brown Gee & Loveless, PC